

NEWS RELEASE

CONTACT: Tom Armstrong
Kevin McDermed
913 367 2121
OTCBB:AHNC.OB

Atchison Casting Corporation
Announces Results for the Third Quarter
And First Nine Months of Fiscal 2003

Atchison, Kansas – May 16, 2003 – Atchison Casting Corporation (OTCBB:AHNC.OB) today announced results for the third quarter and first nine months ended March 31, 2003.

Third quarter net sales from continuing operations decreased 14.1% to $80.7 million from $93.9 million in the comparable period last year. Excluding operations that were sold, closed or placed into liquidation in fiscal 2002, net sales for the third quarter were $80.1 million, representing a decrease of 7.6% from net sales of $86.7 million in the third quarter of fiscal 2002. The net loss for the quarter was $2.1 million, or $0.27 per share, compared to net income in the third quarter of fiscal 2002 of $708,000, or $0.09 per share. Included in fiscal 2003 third quarter results is a non-recurring gain of $4.0 million, or $0.52 per share, consisting of insurance proceeds relating to the industrial accident in February 1999 at the Company's subsidiary, Jahn Foundry Corp., and a loss from discontinued operations of $893,000, or $0.12 per share. Included in fiscal 2002 third quarter results was an income tax benefit of approximately $7.1 million, or $0.92 per share, resulting from a stimulus bill passed by the Senate, and signed into law by the President, enabling the Company to carry its operating losses back an additional three years and a loss from discontinued operations of $733,000, or $0.09 per share. The loss from discontinued operations in both periods consists of the results of Kramer International, Inc., which was sold in January 2003, and La Grange Foundry Inc., which was closed in November 2002. Excluding these items, the loss from adjusted continuing operations for the third quarter of fiscal 2003 was $5.2 million, or $0.67 per share, compared to a loss of $5.7 million, or $0.73 per share, in the comparable period last year.

For the first nine months of fiscal 2003, net sales from continuing operations decreased 16.5% to $234.1 million from $280.4 million in the comparable period last year. Excluding operations that were sold, closed or placed into liquidation in fiscal 2002, net sales for the first nine months of fiscal 2003 were $232.9 million, representing a decrease of 8.5% from net sales of $254.4 million in the first nine of fiscal 2002. The net loss for the first nine of fiscal 2003 was $38.8 million, or $5.02 per share, compared to a net loss in the first nine months of fiscal 2002 of $9.5 million, or $1.23 per share. Included in the results for the first nine months of fiscal 2003 is (i) a loss from discontinued operations of $4.4 million, or $0.56 per share, (ii) a fixed asset impairment charge relating to the Company's G&C Foundry Company and Canada Alloy Castings, Ltd.

ATCHISON CASTING CORPORATION
400 SOUTH FOURTH STREET • P.O. BOX 188 • ATCHISON, KANSAS 66002-0188• (913) 367-2121 • FAX (913) 367-2155

subsidiaries, of $4.4 million, or $0.57 per share, (iii) a restructuring charge of $1.5 million, or $0.20 per share, relating to the liquidation of New England Iron, LLC, the buyer of substantially all of the net assets of Jahn Foundry Corp. in December 2001, (iv) a goodwill impairment charge of $17.4 million, or $2.26 per share, due to the adoption of a new accounting standard, and (v) the $4.0 million, or $0.52 per share, non-recurring insurance gain discussed above. Included in the results for the first nine months of fiscal 2002 is the income tax benefit of $7.1 million, or $0.92 per share, discussed above and a loss from discontinued operations of $1.4 million, or $0.19 per share. Excluding these items, the loss from adjusted continuing operations for the first nine of fiscal 2003 was $15.0 million, or $1.95 per share, compared to a loss of $15.2 million, or $1.96 per share in the comparable period last year.

In connection with the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", the Company recorded the non-cash goodwill impairment charge of $17.4 million mentioned above, as of the beginning of fiscal 2003. The goodwill impairment charge relates to four of the Company's operations, and was recorded as a Cumulative Effect of Accounting Change. The charge has no effect on operating income or cash flows from operations.

"The foundry industry as a whole continues to fight through one of the most challenging market conditions in history," said Mr. Armstrong. "Fortunately, ACC has experienced good support from our customers, suppliers, employees and lenders," continued Mr. Armstrong. "Our lenders have continued to work with us, as we have had to take some difficult actions in an effort to position the Company for improved results when the markets do return. As previously announced, these actions have included both selling and closing subsidiary operations," said Mr. Armstrong.

"We've continued to focus on things we do have some control over, including cost reductions and reducing our debt levels. Since the beginning of fiscal 2002, we have reduced our debt levels in North America by approximately $25.0 million, primarily through asset sales, plant sales, tax refunds and insurance proceeds," continued Mr. Armstrong.

"The Company continues in discussions to sell G&C Foundry, Canada Alloy and Inverness Castings," said Mr. Armstrong. "In addition, we are also marketing Canadian Steel Foundries, Ltd. for possible sale," continued Mr. Armstrong. "Proceeds from these sales, should they be completed, will be used to further reduce our debt levels," concluded Mr. Armstrong.

ACC produces iron, steel and non-ferrous castings for a wide variety of equipment, capital goods and consumer markets.

This press release contains forward-looking statements that involve risks and uncertainties. Such statements include the Company's expectations as to future performance and contingent obligations. Among the factors that could cause actual results to differ materially from the forward looking statements are the following: the results of the litigation with Deloitte & Touche LLP, the re-audit of any financial statements, the sale of subsidiaries for which offers are being solicited, costs of closing or selling foundries, the results of the liquidation of Fonderie d'Autun, the amount of any claims made against Fonderie d'Autun's prior owner which are the subject of certain guarantees, business conditions and the state of the general economy in Europe and the U.S., particularly the capital goods industry, the strength of the U.S. dollar, British pound sterling and the Euro, interest rates, the Company's ability to renegotiate or refinance its lending arrangements, continued compliance with the terms of various forbearance agreements with the Company's lenders, utility rates, the availability of labor, the successful conclusion of union contract negotiations, the results of any litigation arising out of the accident at Jahn Foundry, results of any regulatory proceedings arising from the accounting irregularities at the Pennsylvania Foundry Group, the competitive environment in the casting industry and changes in laws and regulations that govern the Company's business, particularly environmental regulations.

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ATCHISON CASTING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands, except share data)

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2003	2002	2003	2002
NET SALES	$80,740	$93,926	$234,073	$280,436
COST OF GOODS SOLD	75,892	87,907	217,303	259,349
GROSS PROFIT	4,848	6,019	16,770	21,087
OPERATING EXPENSES:				
Selling, general and administrative	7,495	8,982	24,311	27,943
Impairment and restructuring charges	-	-	5,938	-
Amortization of intangibles	-	(140)	-	(420)
Total operating expenses	7,495	8,842	30,249	27,523
OPERATING LOSS	(2,647)	(2,823)	(13,479)	(6,436)
INTEREST EXPENSE	2,481	2,786	7,432	8,335
OTHER INCOME	(4,000)	-	(4,000)	-
MINORITY INTEREST IN NET LOSS OF SUBSIDIARIES	(34)	-	(88)	(38)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(1,094)	(5,609)	(16,823)	(14,733)
INCOME TAX EXPENSE (BENEFIT)	101	(7,050)	133	(6,694)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	-	-	(17,441)	-
INCOME (LOSS) FROM CONTINUING OPERATIONS	($1,195)	$1,441	($34,397)	($8,039)
LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX	(893)	(733)	(4,359)	(1,428)
NET INCOME (LOSS)	($2,088)	$708	($38,756)	($9,467)
NET INCOME (LOSS) PER SHARE - BASIC AND DILUTED				
CONTINUING OPERATIONS BEFORE ACCOUNTING CHANGE	($0.15)	$0.18	($2.20)	($1.04)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	-	-	($2.26)	-
DISCONTINUED OPERATIONS	($0.12)	($0.09)	($0.56)	($0.19)
NET INCOME (LOSS) PER SHARE - BASIC AND DILUTED	($0.27)	$0.09	($5.02)	($1.23)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION - BASIC AND DILUTED	7,723,031	7,723,031	7,723,031	7,714,273

ATCHISON CASTING CORPORATION AND SUBSIDIARIES
SALES BY END MARKET
(In Thousands)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2003	2002	2003	2002
RAIL (INCLUDES MASS TRANSIT)	$12,234	$12,193	$35,062	$32,126
MINING & CONSTRUCTION	11,748	13,743	29,910	42,508
ENERGY	5,592	9,576	19,637	30,275
UTILITIES	3,743	2,671	10,793	9,543
AUTOMOTIVE & TRUCKING	10,871	12,877	32,180	36,183
MILITARY	3,975	2,918	12,944	7,683
STEEL	21,248	22,006	61,964	67,283
PROCESS	3,393	2,463	7,877	8,502
OTHER*	7,936	15,479	23,706	46,333
TOTAL	$80,740	$93,926	$234,073	$280,436

* INCLUDES GENERAL INDUSTRIAL MACHINERY, SHIP BUILDING, FARM EQUIPMENT,
  COMMUNICATIONS, COMPUTER PERIPHERALS AND RECREATIONAL PRODUCTS